UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2022

Commission File Number: 001-38354

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grève
L-1643, Luxembourg

Grand Duchy of Luxembourg
Tel: +35226258274

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

MATERIAL INFORMATION

Corporación América Airports S.A. (the “Company”) held its annual general meeting of shareholders (the “Meeting”) on Tuesday, May 31, 2022, at 10:00 a.m. (Luxembourg time). The Company’s shareholders approved and adopted all matters submitted to them at the Meeting.

Results of the Meeting

1.             Presentation of the annual accounts of the Company for the financial year ended December 31, 2021 (the “2021 Financial Year”), of the consolidated financial statements for the 2021 Financial Year as well as the management report and independent auditor’s report for the 2021 Financial Year.

The General Meeting acknowledged the presentation of the International Accounting Standards Board (IASB) and the European Union International Financing Reporting Standards (EU IFRS) consolidated financial statements of the Company for the 2021 Financial Year and the Company’s annual accounts for the 2021 Financial Year (together, the “Financial Statements”), the management report and independent auditor’s report for the 2021 Financial Year.

2.             Approval of the Financial Statements and the management report and acknowledgement of the independent auditor’s report.

The General Meeting resolved to approve the Financial Statements, the management report and acknowledged the report of the independent auditor relating thereto in accordance with article 461-7 of the Luxembourg act on commercial companies dated August 10, 1915, as amended.

3.             Allocation of results for the 2021 Financial Year.

The General Meeting acknowledged that the Company made a loss with respect to the 2021 Financial Year, in an aggregate amount of US$24,980,352.80 (twenty-four million nine hundred eighty thousand three hundred fifty-two United States Dollar and eighty cents) (the “Loss”).

The General Meeting resolved to bring forward the Loss to the next financial year of the Company.

4.             Discharge (quitus) of the members of the Board for the exercise of their mandate for the 2021 Financial Year.

The General Meeting resolved to grant discharge (quitus) to the present and past members of the Board for the performance of their duties as members of the Board for, and in connection with, the 2021 Financial Year.

5.             Approval, authorization and, to the extent necessary, ratification of the remuneration of the members of the Board.

The General Meeting resolved to approve, authorise and, to the extent necessary, ratify the gross remuneration for the members of the Board, for the performance of their duties in connection with their mandate as directors of the Company during the 2021 Financial Year, to an aggregate amount of EUR 362,500 (three hundred sixty-two thousand five hundred euro), excluding any VAT if applicable.

6.             Appointment of the independent auditor (cabinet de révision agréé) for the financial year ending December 31, 2022.

The General Meeting resolved to renew the mandate of PricewaterhouseCoopers as independent auditor (cabinet de révision agréé) for the establishment of the annual accounts and consolidated financial statements of the Company for the financial year ending December 31, 2022, and to grant power and authority to the Board to enter into the relevant agreement (in accordance with market standards) with PricewaterhouseCoopers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Corporación América Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Head of Legal & Compliance

By:	/s/ Jorge Arruda
Name: Jorge Arruda
Title: Chief Financial Officer

Date: May 31, 2022